557 Broadway, New York, NY 10012

February 11, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5546

Attention:    Kevin Stertzel
Anne McConnel

Re:        Scholastic Corporation
Form 10-K for Fiscal Year Ended May 31, 2020
Filed July 27, 2020
Form 8-K filed on December 17, 2020
File No. 0-19860

Ladies and Gentlemen:

We have received your comment letter, dated January 29, 2021, regarding the above-referenced reports filed by Scholastic Corporation (the “Company”) under the Securities Exchange Act of 1934. Set forth below is a response to each of the Staff’s comments contained therein.

SEC Staff Comment No. 1
Form 10-K for Fiscal Year Ended May 31, 2020
Financial Statements
Note 10 – Goodwill and Other Intangibles, page 59

1.We note your disclosure states that a reporting unit with $66.7 million of goodwill has a fair value that "reasonably exceeds" its carrying value. Please modify your disclosure to state, if true, that the fair values of your reporting units substantially exceed their carrying values. To the extent any reporting unit's fair value does not substantially exceed its carrying value, please disclose the amount of goodwill allocated to that reporting unit, the amount or percentage by which fair value exceeds carrying value, and the related reportable segment. Please also disclose and discuss the key assumptions you used to estimate fair value, the degree of uncertainty associated with the key assumptions, and potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Comment 1 Response
The Company acknowledges the Staff’s comment noting the Company’s disclosure that the reporting unit with $66.7 million of goodwill has a fair value that “reasonably exceeds” its carrying value. The Company has reconsidered this disclosure, as well as the language as it would relate to the Company’s other reporting units, and has determined that it would have been appropriate, at May 31, 2020, to have stated, in the above referenced Form 10-K, that the fair values of all of the Company’s reporting units substantially exceed their carrying value. The Company would intend to include such language, so long as it continues to be appropriate, in future filings on Form 10-K.

As supplemental information, please be advised that, in respect to the disclosure concerning the reporting unit with $66.7 million of goodwill contained in the above referenced Form 10-K, such reporting unit was determined to have a fair value that was 42% in excess of its carrying value at May 31, 2020.

The Company also acknowledges the Staff’s comment related to disclosures of key assumptions used to estimate fair value. In future filings, the Company will provide additional disclosures if the fair value of a reporting unit does not substantially exceed its carrying value.

SEC Staff Comment No. 2
Form 8-K filed on December 17, 2020
Exhibit 99.1, page 1
1.We note the tabular reconciliations in your earnings release where you reconcile non-GAAP financial measures to the most directly comparable GAAP measures appear to essentially represent full non-GAAP statements of operations. Please explain why you believe your disclosures comply with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures or revise your disclosures in future filings.

Comment 2 Response
The Company acknowledges the Staff’s comment that Table 4, which represents the reconciliation of all line items within the statement of operations to non-GAAP, essentially represents a full non-GAAP statement of operations. In future filings, the Company will remove both Table 4 and Table 6 (reconciliation of segment results to non-GAAP) and replace it with an abridged reconciliation which will include only segment operating income, consolidated net income and diluted EPS. Please see the example in the table below based on the Company’s GAAP numbers for the second fiscal year quarter as reported in the above referenced Form 8-K. As we indicate in our filings, the Company believes the non-GAAP financial measures presented are useful to investors as an indicator of the Company’s effective leverage and financing needs and as a further indicator of operating performance.

We would intend to use this table in all future earnings releases in which the relevant non-GAAP financial information is presented, commencing with the earnings release which would be issued in respect to the Company’s financial results for the third fiscal year quarter ending February 28, 2021. We would also amend the “Additional Information” paragraph to specifically state the following:
“Please refer to the non-GAAP financial table attached to this press release for supporting details on the impact of one-time items on operating income, net income and diluted EPS and the use of non-GAAP financial measures included in this release.”

As requested by your letter, the Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company's filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you continue to have questions following your review of the information provided by this response or require any additional information, please do not hesitate to call me at 212-343-4483.

Very truly yours,

Scholastic Corporation

By: /s/ Kenneth J. Cleary
Kenneth J. Cleary
Chief Financial Officer

cc:    Andrew S. Hedden
General Counsel - Scholastic Corporation